1-14148

P.E. 8-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02043794

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934


RECD S.E.C.
AUG 08 2002
1086

For the month of August 2002

CANWEST GLOBAL COMMUNICATIONS CORP.

(*Translation of registrant's name into English*)

3100 TD Centre
201 Portage Avenue
Winnipeg, Manitoba,
Canada R3B 3L7
(204) 956-2025
(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Doc #30505130.WPD

EXHIBIT INDEX

EXHIBIT 1

CANWEST GLOBAL COMMUNICATIONS CORP.

INTERIM REPORT TO SHAREHOLDERS

FOR THE NINE MONTHS ENDED MAY 31, 2002

CanWest Global Communications Corp.
Interim Report to Shareholders
For the three and nine months ending May 31, 2002

Introduction

Market conditions during the quarter ended May 31, 2002 were significantly improved from the previous quarter. CanWest's newspaper and television operations performed better than its main competitors. Both revenues and operating profits (EBITDA) were higher than for the same period in 2001, with an operating profit improvement of 20% most evident when the comparison is made on a same asset (pro-forma) basis. Improved operating results were also evident at the Company's international broadcasting operations. Economic indicators and feedback from both television and newspaper advertising markets suggest that the improvement in operating results should continue through the end of the current fiscal year and into the next fiscal year.

Management's Discussion and Analysis

The Company

The Company is a Canadian-based, multi-faceted international media Company. CanWest owns or has a controlling or substantial interest in the television broadcasting industries in Canada, Australia, New Zealand and Ireland, the radio broadcasting industry in New Zealand, the newspaper publishing industry in Canada, and has an interest in the out-of-home advertising industry in Australia and South East Asia. The Company owns Internet properties that support these media assets including the *canada.com* family of newspaper, television and related web sites. CanWest is a producer and international distributor of feature films and television programming.

The following discussion is based on the Company's consolidated results for the three and nine-month periods ended May 31, 2002. Comparisons with the prior year's results are affected by corporate development initiatives and accordingly, the Company also provides pro forma comparatives for revenue and EBITDA. Pro forma revenue and EBITDA reflect the following transactions as if they had occurred at the beginning of fiscal 2001:

- The acquisition in November 2000 of Southam,
- The reorganization of the Company's interest in TV3 Ireland in March 2001, which resulted in a change in the Company's accounting for TV3 Ireland to 45% proportionate consolidation,
- The acquisition of the remaining 50% interest in the National Post in March 2002,
- The sale of CKVU effective August 31, 2001.

The Company's audit committee has reviewed and approved the consolidated interim financial statements. PricewaterhouseCoopers LLP was engaged by the audit committee to perform a review of the interim financial statements in accordance with CICA Handbook section 7050, *Auditor Review of Interim Financial Statements,* in order to assist the committee in fulfilling a regulatory obligation with respect to the consolidated interim financial statements.

Accounting policies

The Company prepares its consolidated financial statements in Canadian dollars and in accordance with Canadian GAAP. The Company accounts for its economic interest in Network TEN using the equity method of accounting. Under this method, the Company's interest in the net earnings (before interest on subordinated debentures) of Network TEN is included in consolidated earnings, and an adjustment is made to the carrying value at which the investment is recorded on the consolidated balance sheet. The carrying value of this investment is reduced by any interest on subordinated debentures and dividends received by the Company.
In September 2001, the Company adopted the new accounting recommendations related to accounting for goodwill and intangibles, and accordingly ceased amortizing the majority of it's intangible assets. In addition, as a result of the new rules, the Company recorded a write down of $56 million in the second quarter related to Network TEN's investment in Eye Corp., $45 million of which was charged to opening retained earnings.

Later in the fiscal year, the Company will adopt the new recommendations related to accounting for production and distribution of film and television programs. Under the new rules, the window for projecting future revenues has been reduced, adversely affecting short-term profit margins and the book value of film and television programs. Further, marketing and exploitation costs, formerly deferred as production in progress, are henceforth to be expensed as incurred. As a result of the new rules, the Company expects a significant write down of its investment in film and television programs with a charge to opening retained earnings of an amount which has not yet been determined. Margins should improve over the longer term, as revenues are realized beyond those allowed for forecast projections under the new rules.

Trends

The Company has historically derived more than 80% of its revenues from advertising in Canada. For that reason, the Company's results typically reflect overall activity in the economy. Although advertising markets in North America and throughout the world were affected during the past year by a slowing economy, results for the third quarter appear to confirm that the Canadian economy has turned the corner, with a more rapid resumption of economic growth than in other major economies. The rebound of advertising revenues in Canada has been stronger than in the United States or Europe, where spending on advertising continues to lag behind last year's numbers.

Feedback from both television and newspaper advertising markets suggests that the improvement in operating results evident in the third quarter should continue through the end of the current fiscal year and into the next fiscal year. Advance bookings for fiscal 2003 indicate a sustained strengthening of the television advertising market into the next fiscal year, with a similar trend now evident for newspapers as well.

The performance of the Company compared favourably to that of others in the Canadian media industry over the same period. Canadian same-station television revenue was up $44 million or 9% for the fiscal year to date, and was $25 million or 14% higher for the quarter compared to the same period in 2001. CanWest Publications reported operating profits of $86 million, an increase of 45% from $59 million recorded for the same period last year on a pro forma basis, (which includes 100% of the results for the National Post.) This improvement was attributable to a combination of system-wide cost reductions and significantly reduced operating losses at the National Post. Newspaper advertising revenues continued to lag results for the previous year, but the gap narrowed significantly to 2% in the third quarter compared to 6% on a year-to-date basis. Advertising revenues in April and May were ahead of the year-ago numbers in most major markets.

CanWest's Canadian television stations and metropolitan newspapers are generally the highest rated and most read properties in their respective markets. In management's opinion, these attributes enable the Company to sustain revenue levels more successfully than our major competitors.

Results of Operations for the three months ended May 31, 2002

Consolidated revenues for the quarter were $617 million compared to $585 million last year. Consolidated operating profits (EBITDA) for the quarter were $155 million, up 19% from the $130 million generated by the same properties on a pro forma basis in the second quarter of 2001. Actual results for the third quarter last year were $158 million, and included the contribution from CKVU (Vancouver) which was sold effective September 1, 2001. Third quarter results last year exclude the National Post, which was equity accounted until September 1, 2001. Cash flow from operations for the third quarter was $80 million or $0.45 per share, up 6% from the $76 million or $0.43 per share recorded in the corresponding period last year.

Canadian television revenues, including the Prime specialty channel, increased by $25 million or 14% to $207 million for the quarter, on a same station basis. Broadcast operating profits increased by $3 million or 4% to $76 million. Market data provided by the Television Bureau indicates that Global Television stations increased their share of the Canadian advertising market in April by recording a 12.7% growth in national/local spot sales compared to a 14% decline recorded collectively by all other stations. The rate of growth was higher in BC than Ontario, and reflects a stronger ratings performance by Global in the BC market.

Canadian conventional television ratings were affected by high profile sports events, including the NHL hockey playoffs carried in the quarter by the CBC. Nevertheless, Global Television ranked first for the season in the 18-34 demographic in prime time, winning 8 of the 13 weeks. Global's audience share improved as the spring season progressed. Global Ontario had 7 of the top 10 programs in the 18-34 demographic, including the number one rated show, *Survivor IV Marquesas*. *Survivor* was also the number one show across all demographics. Similarly, Global BC dominated the prime time ratings in Vancouver, with 8 of the top 10 programs, winning 12 of the 13 weeks overall. Global BC's prime time audience share was 14.6% with a rating of 3.8 compared to its nearest competitor whose audience share was 8.3% with a 2.7 rating.

Canadian television operating expenses were up by $22 million or 20% in the third quarter compared to last year. This primarily reflects increased programming costs arising from the affiliation of BCTV with the Global Television Network as well as investment in programming designed to drive ratings. This includes the introduction of *PGA Golf*, an extra season of the top ranked *Survivor* series and "Big Event" programming for the Company's CH network.

Revenue at Prime increased by 27% for the quarter. Subscription revenues accounted for approximately 36% of Prime's revenues in the first nine months. Prime now has 4.7 million subscribers and continues to be the first ranked specialty channel among adult women, and is number two for all adults in the 18-49 demographic.

CanWest's share of third quarter revenue from TV3 in Ireland in local currency was up 23% to €4.6million from €3.8 million in the same period in 2001. EBITDA was €2 million, about three times the level of the same three months last year. Future year-over-year revenue comparisons at TV3 will begin to show a more normal and sustainable rate of growth as comparative periods going forward include the highly rated Granada Media programming introduced last year. Following the March 2001 acquisition by Granada Media of an interest in TV3, the Company commenced proportionately consolidating TV3 results at 45%. Prior to March 2001, the Company fully consolidated the results of TV3.

Results for TV3 and TV4 in New Zealand were comparatively strong for the quarter, due to an improving New Zealand economy, a stronger New Zealand dollar, as well as higher audience ratings at TV3. Television revenues were 12% higher than one year ago, cutting the EBITDA loss by more than half from NZ$5.9million to NZ$2.3 million. Radio revenues were about the same as last year in local currency terms, with EBITDA of $NZ 4.6 million, 11% higher than in the $NZ 4.2 million for radio in the same quarter last year. Together, in Canadian dollars, television and radio operations in New Zealand contributed EBITDA of $1.6 million in the quarter, compared to a loss of $1 million in the same quarter in 2001.

Publications revenue for the third quarter, including the National Post, was $338 million, down slightly from the pro forma revenues of $343 million last year. ROP linage was down 1% from the comparable quarter last year. The year-over-year revenue gap narrowed from 8% in the previous quarter, providing further confirmation that the ad market has improved significantly and that the trend line is positive.

Publications EBITDA for the third quarter increased by 45%, to $86 million from the $59 million recorded for the same period last year on a pro forma basis (which includes results for the National Post). This improvement is attributable to system-wide cost reductions and significantly reduced operating losses at the National Post.

The Company reduced operating expenses for publishing operations, including the National Post, by 11% to $252 million compared to $284 million on a pro forma basis for the third quarter of 2001. Newsprint costs at Southam were down 24%, or $12 million for the quarter compared to last year, reflecting both volume and price reductions. Operating expenses at the National Post were down $22 million in large part due to restructuring initiated by CanWest early in September 2001. Operating expenses for Publications include costs associated with Reach Canada, the new contact centre located in Winnipeg.

Revenue for the third quarter at Fireworks was $31 million, down from $47 million in the same quarter last year. Release of the feature film *Interstate 60* and Fireworks' continued success in selling *Mutant X* and *Andromeda* were important contributors. Ratings success for both Mutant X and Andromeda in the U.S. market bodes well for future returns on those properties. The timing of deliveries results in some revenue volatility between quarters, and specifically for the drop in revenues in the third quarter of 2002 compared to the previous year.

CanWest Interactive posted an EBITDA loss of $1.4 million compared to a loss of $4 million for the same three months last year. This significant improvement was achieved as a result of continued streamlining of online properties, and strict management of costs to bring operating costs into line with current revenue expectations. Revenues for the quarter of $1.8 million were down slightly from last year.

Corporate and development costs were $7 million for the quarter, compared to $4 million for the same quarter last year. The higher costs reflect growth of several Winnipeg-based corporate services projects, including the centralized Business Services and Information Technology Groups. While these costs are mostly incremental in 2002, the Company anticipates significant operating cost savings once these centralized services become fully operational over the next year.

Financing costs were $89 million in the quarter, compared to $125 million for the three months ending May 31, 2001, reflecting lower debt levels and interest rates.

Depreciation and amortization cost for the quarter totaled $25 million, compared to $45 million for the same three months in 2001. The new accounting rules accounted for a $23 million reduction. Dividend income of $1.9 million from Ulster TV was in line with the prior year. Income taxes totaled $20.3 million for the quarter, compared to a recovery of $22.8 million for the same quarter last year. Last year the Company benefited from Canadian income tax rate reductions, resulting in an adjustment to future income taxes in the amount of $15 million.

The Company's share of the profit from Network TEN, was $8 million for the quarter, compared to earnings of $5 million last year. Average rates of exchange of Australian dollars to Canadian dollars were 8% higher for the quarter in 2002 compared to the same period in 2001.

Network TEN's television revenues for the quarter increased by 21%, to A$147 million from A$122 million. EBITDA for the third quarter also grew by 25% to A$33 million. TEN's recent ratings gains, attributed to locally produced *Big Brother* and the success of its other Australian drama programming, continued through the third quarter with TEN solidly in first place in Australian ratings in its target 16-39 demographic while solidifying its rise this year to second place for the wider 25-54 and "Total People" demographic. Network TEN's strong ratings translated into increased revenue share of the overall TV advertising market in Australia.

Eye Corp. generated revenue of A$20 million in the quarter, up 9% from the same quarter last year. EBITDA for the quarter was A$0.4 million, an improvement from the previous quarter, but still below expectations. TEN has made substantial management changes at Eye Corp. in order to address operational issues. The current focus of Eye Corp. management is on rebuilding market share as the out-of-home advertising market shows signs of a gradual recovery. The Company and TEN remain committed to Eye Corp., and the out-of-home sector, which is expected to grow in Australia by 5% in the next year.

The Company reported net earnings of $31 million or $0.17 per share for the third quarter. Net earnings reported for the same period last year were $32 million or $0.18 per share. The net earnings result last year included a number of non-recurring items, which added a net $27 million to the result. Excluding these items, net earnings of $31 million in the current period represent an increase of $25 million over last year's reported results and an increase of $11 million over last year's result adjusted for the change in accounting for amortization.

Results of Operations for the nine months ended May 31, 2002

For the nine-month period ended May 31, 2002, consolidated revenues increased by 25%, to $1,789 million from $1,436 million in the same period one year ago. Consolidated operating profits (EBITDA) grew by 11% to $418 million, compared to the $375 million recorded last year for the same period.

The increases in consolidated revenues and operating profits are primarily attributable to the inclusion of results from the Company's Publications group for the entire nine-month period, compared to only six and one half months of the corresponding period last year, following their acquisition on November 16, 2000. On a pro forma basis, comparing year-over-year results for the same group of assets, consolidated revenues increased by 2% from $1,761 million last year, while consolidated operating profits grew by 7% from the $391 million that would have been recorded in 2001.

Canadian same-station television revenues were up $44 million or 9% for the first nine months of 2002 compared to the same period last year. Much of this increase results from the affiliation of BCTV with the Global Television Network effective September 1, 2001. The comparison of same-station revenues excludes CKVU (Vancouver), which was sold effective September 1, 2001. CKVU contributed $57 million to the Company's consolidated revenues for the first nine months of last year.

Internationally, year to date revenues at TV3 Ireland in local currency grew by 32% to €31 million. CanWest's share of EBITDA was € 2.9 million, more than six times the result achieved for the same period last year. Combined results for our New Zealand radio and television operations were comparatively strong. Combined revenue of NZ$139 million was up 2% from last year. Combined EBITDA results for the nine month period were NZ$11.4 million, 71% higher than in 2001.

Nine months revenue from Publications, including the National Post, was $978 million, well ahead of the $645 million recorded last year. On a pro forma basis, revenue declined by 6% reflecting the weaker advertising market particularly through the first 6 months of the current fiscal year. Publications operating profits, including the National Post, were up 15% to $240 million for the nine-month period ended May 31, 2002 on a pro forma basis. The gain in operating profits reflected substantial progress in reducing costs in the Publications group, including the impact of lower newsprint prices.

For the nine months, Firework's revenue was up $24 million, or 23% compared to the same period last year. This increase results primarily from increased revenues from the release of three successful feature films *Hardball*, *Cletis Tout* and *Interstate 60,* compared to two current releases during the comparable period in the previous year.

For the nine months to date, operating losses from on-line operations at CanWest Interactive were $5 million, a significant improvement from the $16 million in operating losses recorded on a pro forma basis for the same period last year. The reduced operating losses reflect continued progress in reducing costs by streamlining and rationalizing the technical infrastructure for on-line operations, while pro forma revenues declined by $1 million.

Financing costs were $286 million for the nine months ended May 31, 2002 compared to $264 million recorded for the same period last year. The increase is the result of increased debt levels related to the acquisition of the publishing properties in the first quarter of last year offset by reduced interest rates and debt levels since the acquisition.

Depreciation and amortization expense were $73 million for the nine months compared to $113 million for the corresponding period last year. The decrease is the result of a $57 million reduction related to the adoption of the new accounting policy offset by increased amortization related to the acquisition of the publishing properties.

The Company recorded a gain of $63 million in the first nine months of 2002 as a result of the sale of CKVU (Vancouver). Investment income last year totaled $29 million, resulting from Granada Media's investment in TV3 Ireland and a gain on the sale of shares in Alliance Atlantis, offset by a provision for loss on the Company's investment in Medbroadcast.

The Company's share of profit from Network TEN was $22 million for the nine months to date compared to $18 million for the same period last year. Network TEN's television revenues were up 13% to A$423 million compared to A$375 for the first nine months last year. Operating expenses in the first three quarters were up 14% on average, primarily as a result of increased programming expenditures and government-mandated costs related to digital broadcasting. EBITDA for the first nine months improved by A$12 million to A$130 million.

Year-to-date net earnings were $117 million, or $0.66 per share, compared to $84 million or $0.49 per share for the first nine months of last year. Dilution from issuance of 27 million shares in connection with the acquisition of the Publications group in November 2000 affected per share results. Adjusted earnings per share for the nine months ended May 31, 2001, excluding the amortization charges for intangibles referred to in the accounting policy change above, were $0.80 per share.

Liquidity and Capital Resources

Cash flow from operations before changes in non-cash working capital amounted to $80 million for the three months ending May 31, 2002, $4 million higher than in the same period last year. For the year to date at May 31, 2002, cash flow from operations was $260 million compared to $234 million for the same period last year.

Changes in non-cash working capital amounted to a use of funds of $40.2 million for the three months compared to a use of $55.1 million for the same quarter last year. For the year to date, the investment in non-cash working capital was $157 million compared to $124 million for the same period last year.

Capital spending in the third quarter totaled $11.2 million compared to $20.6 million for the same quarter last year, bringing year to date capital spending to $40.2 million, compared to $34.2 million for the first nine months last year. Current year capital spending includes investment spending related to the Company's new printing plant in Montreal, and fit out of Canadian specialty television operations, Reach Canada, the

Company's customer contact center, and the Company's centralized business services and information technology units.

Cash proceeds from the sale of CKVU and CFCF received in the first quarter amounted to $220 million. As well, the Company made principal debt repayments totaling $212 million to date. In January 2002 the Company received A$76 million ($61 million) in distributions from Network TEN.

Total long-term debt of $3,609 million includes $921 million in junior subordinated notes, which bear interest payable in kind through November 2005. Scheduled repayments of the Company's senior credit facility amount to $169 million over the next twelve months

Senior leverage under the Company's senior credit facility was 4.07 times EBITDA for the 12 months ended May 31, 2002, compared to a covenant of 4.75 times. Additionally, the Company had cash and short-term investments amounting to $32.4 million at May 31, 2002.
Usage, including outstanding letters of credit under the Company's senior credit facility at May 31, 2002 was $2,128 million, leaving unused negotiated credit of $523 million at May 31, 2002.

The Company has entered into currency and interest rate swaps under its senior indebtedness. The average cost of debt, including the junior subordinated notes, after taking into account other financial instruments in place was 9.6%.

Total drawn debt from third parties at Fireworks at May 31, 2002 was $44 million. Network TEN had drawn A$480 million of its A$700 million credit facility and had cash on hand of A$14 million at May 31, 2002.

OUTLOOK

Markets for all business segments have strengthened considerably in the third quarter. The Company expects this positive trend to continue with further improvements in operating results for the balance of the fiscal year and beyond.

The up front market for television appears to indicate strong advertiser demand in fiscal 2003. Newspaper advertising linage is improving with each month and should contribute to better performance of our newspaper assets going forward as higher revenues combine with the lower cost base achieved through operating improvements over the past year. Circulation revenues are stable and expected to increase slightly in the coming months.

The Company's six new digital specialty channels have captured five of the top ten positions in ratings among the 43 digital specialty channels launched by the industry in September 2001. These new stations, that complement the programming of the Company's conventional channels, will become increasingly important as the number of subscribers to digital television services continues to grow. As well, the losses will reduce with the increased subscribers and advertising revenues.

The Company's interactive properties in the *canada.com* family of web sites are now Canada's most visited news and information web sites. In addition to providing support to the Company's other media properties, *canada.com* has become a significant partner of our conventional newspaper and television properties in new merchandizing initiatives such as *AuctionMart* that contributed over $11 million in incremental revenues over the past six months.

As previously stated, reducing corporate debt remains the top priority of the Company. We continue to explore various strategies to reduce debt including additional asset sales including, in particular, community newspapers located in Ontario and our New Zealand broadcasting assets.

CanWest's other immediate priorities are to pursue additional operational efficiencies and cost reductions at all units; to build on the progress already made in integrating television, publishing and interactive assets as complementary and mutually supportive media businesses, to expand its national and local multi-platform advertising sales, and to complete the corporate services projects that will provide both cost savings and improved service to internal and external clients.

Forward Looking Statements

Certain statements in this report may constitute forward-looking statements. Such forward looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

EXHIBIT 2

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the nine months ended	
	May 31 2002	May 31 2001	May 31 2002	May 31 2001
Revenue	617,014	585,467	1,788,724	1,436,393
Operating expenses	313,965	309,134	941,415	768,411
Selling general and administrative expense	148,220	118,073	429,515	292,683
Operating profit before amortization (EBITDA)	154,829	158,260	417,794	375,299
Amortization of intangibles and goodwill	4,375	27,339	13,125	66,255
Amortization of property and equipment	19,133	15,613	55,364	41,676
Other amortization	1,660	1,604	4,831	5,053
Earnings before financing expenses (EBIT)	129,661	113,704	344,474	262,315
Financing expenses	(88,544)	(124,528)	(286,223)	(263,951)
Investment income and gains	-	20,738	63,020	28,630
Dividend income	1,883	1,707	3,241	2,952
Earnings before income taxes	43,000	11,621	124,512	29,946
Provision for (recovery of) income taxes	20,342	(22,775)	31,902	(56,701)
Earnings before the following	22,658	34,396	92,610	86,647
Minority interests	570	(1,547)	4,330	(4,693)
Interest in earnings of Network TEN	7,989	4,969	22,188	17,748
Interest in loss of equity accounted affiliates	(529)	(5,626)	(966)	(8,821)
Realized currency translation adjustments	-	-	(1,000)	(7,200)
Net earnings	30,688	32,192	117,162	83,681
Earnings per share:				
Net earnings				
Basic	$0.17	$0.18	$0.66	$0.49
Diluted	$0.17	$0.18	$0.64	$0.49

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(In thousands of Canadian dollars)

	As at	
	May 31, 2002	**August 31, 2001**
ASSETS		
Current Assets		
Cash and short term investments	32,363	19,489
Accounts receivable	578,227	475,618
Income taxes recoverable	6,004	-
Inventory	19,229	30,817
Investment in film and television program rights	121,735	96,385
Future income taxes	27,654	33,243
Other	12,955	17,840
	798,167	673,392
Investment in Network TEN	38,867	107,210
Other investments	247,730	415,413
Investment in film and television programs rights	382,151	355,994
Property and equipment	701,664	707,811
Other assets	121,295	130,966
Intangibles	1,100,434	1,080,412
Goodwill	2,826,106	2,828,022
	6,216,414	6,299,220
LIABILITIES		
Current Liabilities		
Bank loans and advances	-	28,999
Accounts payable and accrued liabilities	377,499	400,433
Income taxes payable	-	1,175
Film and program accounts payable	99,940	45,084
Deferred revenue	51,704	75,970
Current portion of long term debt	169,040	116,500
	698,183	668,161
Long term debt	3,609,113	3,795,262
Film and program accounts payable	2,863	3,581
Other accrued liabilities	67,978	85,228
Future income taxes	427,857	440,992
	4,805,994	4,993,224
SHAREHOLDERS' EQUITY		
Capital stock	901,303	896,313
Contributed surplus	3,647	3,647
Retained earnings	546,946	475,053
Cumulative foreign currency translation adjustments	(41,476)	(69,017)
	1,410,420	1,305,996
	6,216,414	6,299,220

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)
(in thousands of Canadian dollars)

	For the three months ended		For the nine months ended	
	May 31 2002	May 31 2001	May 31 2002	May 31 2001
Retained earnings - beginning of period, as previously reported	516,258	506,398	475,053	529,112
Adjustment for adoption of new accounting pronouncements	-	-	(45,269)	(5,164)
Retained earnings, beginning of period as adjusted	516,258	506,398	429,784	523,948
Net earnings for the period	30,688	32,192	117,162	83,681
Dividends				
- Cash	-	(26,489)	-	(49,003)
- Stock	-	-	-	(46,525)
Retained earnings - end of period	546,946	512,101	546,946	512,101

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(in thousands of Canadian dollars, except as otherwise noted)

	For the three months ended		For the nine months ended	
	May 31 2002	May 31 2001	May 31 2002	May 31 2001
CASH GENERATED (UTILIZED) BY:				
OPERATING ACTIVITIES				
Net earnings for the period	30,688	32,192	117,162	83,681
Items not affecting cash				
Amortization	27,583	47,104	80,565	121,225
Interest paid in kind	27,340	23,691	78,153	50,439
Future income taxes	3,016	(26,203)	12,400	(84,277)
Interest in earnings of Network TEN	(7,989)	(4,969)	(22,188)	(17,748)
Interest in loss of equity accounted affiliates	529	5,626	966	8,821
Write-off of deferred financing fees	-	17,900	-	17,900
Minority interests	(813)	1,547	(6,519)	4,693
Distributions from Network TEN	-	-	60,984	71,096
Realized translation adjustments	-	-	1,000	7,200
Gain on sale of other investments	-	(20,738)	(63,020)	(28,630)
	80,354	76,150	259,503	234,400
Changes in non-cash operating accounts	(40,236)	(55,066)	(157,057)	(124,379)
	40,118	21,084	102,446	110,021
INVESTING ACTIVITIES				
Acquisitions	-	-	-	(1,945,770)
Other investments	(3,621)	-	(3,621)	-
Proceeds from divestitures	-	32,454	220,039	32,454
Proceeds from sale of other investments	-	1,551	-	34,765
Purchase of broadcast facilities and licences	(787)	-	(787)	(1,568)
Purchase of property and equipment	(10,402)	(20,592)	(39,425)	(32,605)
Net investment in film and program rights	(1,571)	(15,120)	(25,539)	(134,485)
	(16,381)	(1,707)	150,667	(2,047,209)
FINANCING ACTIVITIES				
Dividends paid	-	(26,489)	-	(49,003)
Issuance (repayment) of long term debt	(64,243)	(34,276)	(211,760)	1,956,800
Issuance of share capital	-	988	520	3,958
Net change in bank loans and advances	-	(13,961)	(28,999)	(15,904)
	(64,243)	(73,738)	(240,239)	1,895,851
Net change in cash	(40,506)	(54,361)	12,874	(41,337)
Cash and cash equivalents – beginning of period	72,869	89,322	19,489	76,298
Cash and cash equivalents – end of period	32,363	34,961	32,363	34,961
Cash flow from operations per share:				
Basic	$0.45	$0.43	$1.47	$1.38
Diluted	$0.44	$0.43	$1.43	$1.37

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2002 AND 2001
(UNAUDITED)
(In thousands of Canadian dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, production and distribution of film and television programming and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company's operating segments include television and radio broadcasting, entertainment, publishing and online operations. In Canada, the television broadcasting segment includes the operation of the Global Television Network, Global Prime Cable Network, and various other conventional and specialty channels. Canadian publishing and online operations include the publication of a number of newspapers including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal, and other web based operations. The entertainment segment includes the operation of CanWest Entertainment, a film production and distribution company. New Zealand television broadcasting includes the operations of the TV3 and TV4 Television Networks. The New Zealand radio broadcasting segment includes the More FM Radio and RadioWorks Networks. Irish television broadcasting includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Corporate and other segment includes the Company's 57.5% economic interest in the TEN Group Pty Limited, which owns and operates Australia's TEN Television Network ("Network TEN") and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland's Ulster Television plc ("UTV").

The Company's broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues, which include advertising, circulation and subscriptions are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues are highest in the first and third quarters while expenses are relatively constant throughout the year.

Basis of Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements except for the changes in accounting policies noted below. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted.

Changes in Accounting Policies

Business combinations, intangibles and goodwill

In July 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued CICA Handbook Section 1581, *Business Combinations,* and Handbook Section 3062, *Goodwill and Other Intangibles.*

Under the new Section 1581, all business combinations initiated after June 30, 2001, must be accounted for as a purchase. In addition, the standards require classification of carrying amounts of goodwill and other intangibles related to purchase business combinations in accordance with the new definitions of intangibles. The standard requires intangibles assets to be recognized separately from goodwill if an asset arises from contractual or other legal rights, or is separable. These provisions are applicable to business combinations consummated after June 30, 2001 and for any recognized intangibles acquired in a business combination prior to July 1, 2001 when Section 3062 is first applied. This section was adopted by the Company on September 1, 2001 and applied prospectively.

On September 1, 2001, the Company adopted the new CICA Handbook Section 3062, *Goodwill and Other Intangibles*. As a result of adopting the new standard, goodwill and certain intangibles with indefinite lives including mastheads and broadcast licences are no longer amortized. Circulation and other intangibles are amortized for periods from 5 to 40 years. As a result of applying the new standards, no impairments in intangibles with indefinite lives or goodwill have been identified at the Company or any of its subsidiaries. However, an initial goodwill impairment was identified by Network TEN in its reporting unit, Eye Corp, resulting in a charge to the Company's retained earnings of $45.3 million (net of income taxes of $2.5 million). In addition, as a result of events occurring after the beginning of the year, a goodwill impairment of $11.4 million (net of income taxes of $.6 million) has been reflected in the Company's interest in loss of Network TEN in the Company's statement of earnings for the period ended May 31, 2002.

This change in accounting policy has not been applied retroactively and prior periods have not been restated. The tables below provide a reconciliation of previously reported earnings to net earnings adjusted to exclude amortization of goodwill and intangible assets with indefinite lives.

	For the three months ended May 31,		**For the nine months ended May 31,**	
	2002 $000	**2001 $000**	**2002 $000**	**2001 $000**
Reported net earnings	30,688	32,192	117,162	83,681
Amortization of goodwill and indefinite life intangibles, net of tax for the period of: three months ended May 31, 2001 - $9,801 nine months ended May 31, 2001 - $9,801	-	13,164	-	46,983
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates, net of tax of nil	-	1,767	-	4,440
Net earnings adjusted to exclude amortization expense recognized in prior periods	30,688	47,123	117,162	135,104
Earnings per share:				
Reported net earnings				
Basic	$0.17	$0.18	$0.66	$0.49
Diluted	$0.17	$0.18	$0.64	$0.49
Adjusted net earnings				
Basic	$0.17	$0.27	$0.66	$0.80
Diluted	$0.17	$0.26	$0.64	$0.79

Proposed accounting policies

Foreign currency translation and hedging relationships

In November 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants approved amendments to CICA Handbook Section 1650, *Foreign Currency Translation* and a new accounting Guideline, *Hedging Relationships*. The amendments to Section 1650, applicable for the Company in fiscal 2003 with retroactive application, eliminate the deferral and amortization method for unrealized translation gains and losses on non current monetary assets and liabilities and require the disclosure of exchange gains and losses included in net income. The Guideline, applicable for the Company in fiscal 2003, deals with the identification, documentation and designation and effectiveness of hedges. The impact of implementing these changes is not expected to be significant.

Film and television programs

The Company will adopt SOP – 00-2 *Accounting by Producers and Distributors of Films,* during the current fiscal year. The change will be applied retroactively without restatement of prior periods. The adoption of SOP 00-2 will have a significant impact on retained earnings and investment in film and television programs. The amount of the impact has not been finally determined.

2. ACQUISITIONS AND DIVESTITURES

Acquisitions

(a) Effective March 31, 2002 the Company acquired all of Hollinger's and its affiliates' interests in The National Post Company, constituting the 50% of the National Post not already owned by the Company. The purchase price consists of nominal cash consideration and other consideration in the form of agreements and undertakings exchanged by the parties. In addition, Hollinger will provide $22.5 million to fund losses and cash requirements of The National Post Company to March 31, 2002. In September 2001, the Company assumed control of the National Post, therefore the Company changed its accounting for the National Post to a consolidation basis from an equity basis.

(b) In January 2001, the Company acquired the shares of RadioWorks that it did not already own. The cost to acquire this 28% interest was $21,770,000.

(c) On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets ("Southam Publications") of Hollinger International Inc. and certain of its affiliates ("Hollinger") for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

The purchase price is subject to adjustment based on the working capital of Southam Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. The amount of such adjustment has not been finally determined.

The Company partially financed the acquisition and refinanced certain existing credit facilities by entering into a new senior secured credit facility, of which the Company had drawn approximately $2.5 billion at closing. In addition, the Company issued US$425.0 million and $60.7 million in senior subordinated notes, and approximately $767.0 million in subordinated notes payable to Hollinger. The Company also issued 2.7 million Series 1 preferred shares and 24.3 million non-voting shares to Hollinger.

The Company accounted for these acquisitions using the purchase method. As such, the results of operations reflect the revenues and expenses of the acquired operations since the dates of acquisition.

A summary of the fair value of the assets acquired is as follows:

	Period ended May 31, 2002	Period ended May 31, 2001			
	National Post $000	Southam $000	RadioWorks $000	CBL $000	Total $000
Current assets	49,257	324,382	-	-	324,382
Property, plant and equipment	6,361	537,053	-	-	537,053
Other investments	-	101,561	-	-	101,561
Other assets	-	67,412	-	-	67,412
Circulation and other	10,700	129,300	-	-	129,300
Mastheads	35,000	330,000	-	25,466	355,466
Goodwill	55,462	2,002,619	16,928	-	2,019,547
Total assets	156,780	3,492,327	16,928	25,466	3,534,721
Other current liabilities	(50,665)	(294,856)	-	-	(294,856)
Other accrued liabilities	-	(10,000)	-	-	(10,000)
Future income taxes	-	(59,587)	-	-	(59,587)
Minority interests [1]	(22,500)	-	4,842	24,534	29,376
Total liabilities	(73,165)	(364,443)	4,842	24,534	(335,067)
	83,615	3,127,884	21,770	50,000	3,199,654
Consideration:					
Cash	-	1,985,521	21,770	-	2,007,291
Shares	-	375,516	-	50,000	425,516
Note payable	-	766,847	-	-	766,847
Carrying value of National Post investment at date of acquisition	83,615	-	-	-	-
	83,615	3,127,884	21,770	50,000	3,199,654

[1] The allocation of consideration to minority interests represents the extinguishment of those interests.

Divestitures

(a) On September 12, 2001, the Company completed the sale of CFCF, and received gross proceeds of $87.0 million. No gain or loss arose from this transaction.

(b) On October 31, 2001, the Company completed the sale of CKVU, and received gross proceeds of $133.0 million. The accounting gain on the sale was $63.0 million.

3. INVESTMENT IN NETWORK TEN

The Company owns approximately 15% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.5% of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 50% of the issued and outstanding shares at the time of conversion.

As a result of its contractual right to representation on Network TEN's board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

Summary Consolidated Balance Sheets

	As at	
	May 31 2002 $000	**August 31 2001 $000**
Assets		
Current assets	294,789	192,460
Other assets	51,804	7,893
Property and equipment	73,696	61,967
Long term investments	18,875	17,516
Intangibles	253,699	245,721
Goodwill	97,498	215,615
	790,361	741,172
Liabilities and Shareholders' Equity		
Current liabilities	193,872	194,813
Other long term liabilities	474,586	251,390
Minority Interest	33,270	54,433
Subordinated debentures issued to the Company	40,154	40,154
Share capital	40,146	40,146
Retained earnings	10,667	177,251
Cumulative foreign currency translation adjustment	(2,334)	(17,015)
	790,361	741,172

Other Consolidated Financial Data

	For the nine months ended May 31	
	2002 $000	2001 $000
Cash flow from operations	95,100	66,100
Distributions paid	111,900	130,000
Capital expenditures	19,500	15,900

Summary Consolidated Statements of Earnings

	For the nine months ended May 31	
	2002 $000	2001 $000
Revenue	398,302	327,434
Operating expenses	289,839	230,436
Operating profit before amortization	108,463	96,998
Amortization of intangibles and goodwill	-	7,719
Amortization of property, equipment and other	10,754	6,525
	97,709	82,754
Investment loss	-	(23,374)
Financing expenses	(19,894)	(29,207)
	77,815	30,173
Provision for income taxes	23,662	19,868
Earnings before the following	54,153	10,305
Goodwill impairment loss (1)	(20,905)	-
Minority interests	3,359	1,438
Interest in earnings of equity accounted affiliates	-	940
Net earnings for the year	36,607	12,683
Interest in respect of subordinated debentures held by the Company	3,902	20,623
Earnings for the period before interest in respect of subordinated debentures	40,509	33,306

Summary Statement of Retained earnings

	For the nine months ended May 31,	
	2002	**2001**
	$000	**$000**
Retained earnings – beginning of period as previously reported	177,251	220,853
Adjustment for adoption of new accounting pronouncements [1]	(83,109)	-
Retained earnings – beginning of period as adjusted	94,142	220,853
Net earnings for the period	40,509	33,306
Dividends paid	(123,984)	(141,398)
Retained earnings – end of period	10,667	112,761

[1] On December 18, 2000 Network TEN acquired 60% of Eye Corp. for A$189.9 million. Under Australian GAAP at February 28, 2002 the Eye Corp. goodwill has been written down by A$137.5 million to A$113.8 million. Under Canadian GAAP in accordance with the adoption of CICA Handbook Section 3062 the Eye Corp. goodwill impairment, has been recorded as a charge to opening retained earnings of $83.1 million with a further goodwill impairment loss of $20.9 million recorded as a charge to net earnings for the nine months ended May 31, 2002. Under Canadian GAAP the fair value of Eye Corp. has been determined on a discounted cash flow basis. The decline in fair value is attributable to weaknesses in the out of home advertising market and to certain operational issues.

[2] The Company's economic interest in Network TEN's earnings for the nine months ended May 31, 2002 is $22.2 million (2001- $17.7 million).

At May 31, 2002 the Company's share of undistributed earnings of Network TEN was $6.1 million, (August 31, 2001 - $101.9 million). The Company estimates that the market value of the Company's investment in Network TEN based on quoted market rates for Ten Network Holdings Limited at May 31, 2002 was approximately $1,010 million (August 31, 2001 - $810 million).

[3] Network TEN is currently in dispute with the Australian Tax Office ("ATO") regarding the deductibility of debenture interest paid to CanWest. Network TEN has received assessments from the ATO in relation to debenture interest claimed for the years June 30, 1994 to June 30, 2000 inclusive ("relevant period"). The ATO has determined that the primary tax payable on the debenture interest paid during that period is A$106.1 million plus interest charges of A$32.6 million. No culpability charges were included in the amended assessments. The amount actually due on receipt of the assessments was reduced by other factors, to A$133.4 million. Subsequently, the ATO has determined that Part IVA, a general anti avoidance provision, will apply in relation to

debenture interest claimed for the relevant period. On January 18, 2002, TEN submitted a paper to the ATO addressing the possible application of Part IVA penalties and there has been no resolution to date.

Network TEN has agreed with the ATO on payment terms while the matter remains in dispute, and on October 4, 2001, paid the agreed amount of A$52.0 million, representing 50% of amounts currently due, offset by 50% of the withholding taxes previously paid pursuant to the subordinated debenture interest.

The ATO has previously acknowledged to Network TEN that "there is a genuine dispute over questions of law" and that Network TEN "has a reasonably arguable position". Network TEN remains confident that its current tax treatment is correct, and will vigorously pursue all avenues of appeal. In these circumstances the dispute constitutes a contingent liability and accordingly the A$52.0 million payment to the ATO has been treated as an asset.

The total debenture interest paid or payable since inception (including the period covered by the assessments) is A$456.2 million (tax effect A$157.1 million). Withholding tax paid or payable to date pursuant to the subordinated debenture interest since inception is A$42.7 million.

Should this matter be resolved not in favor of Network TEN, Network TEN and the Company's income for the period in which the matter was resolved would be adversely affected, and earnings available for distribution to security holders would be reduced.

4. OTHER INVESTMENTS

	May 31, 2002		August 31, 2001	
	Cost $000	Market Value $000	Cost $000	Market Value $000
Investments in publicly traded companies – at cost				
Ulster Television plc	92,006	137,696	92,006	95,109
Other companies	119,100	68,687	118,741	73,781
	211,106	206,383	210,747	168,890
Investments in private companies – at cost				
Internet Broadcast Systems Inc.	24,582		24,582	
LifeServ Corporation	9,470		9,470	
	34,052		34,052	
Investments – at equity				
CF Television	-		87,000	
The National Post Company	-		83,614	
Other	2,572		-	
	2,572		170,614	
	247,730		415,413	

5. INTANGIBLES AND GOODWILL

	May 31, 2002		
	Cost	Accumulated Amortization	Net
	$000	$000	$000
Broadcast licences	704,483	(79,943)	624,540
Mastheads	365,000	(6,510)	358,490
Circulation and other	140,000	(22,596)	117,404
Total intangibles	1,209,483	(109,049)	1,100,434
Goodwill	2,948,449	(122,343)	2,826,106

	August 31, 2001		
	Cost	Accumulated Amortization	Net
	$000	$000	$000
Broadcast licences	726,574	(89,481)	637,093
Mastheads	330,000	(6,510)	323,490
Circulation and other	129,300	(9,471)	119,829
Total intangibles	1,185,874	(105,462)	1,080,412
Goodwill	2,958,716	(130,694)	2,828,022

Effective September 30, 2001 goodwill and indefinite life intangibles including broadcast licences and mastheads are no longer amortized. Previously they were amortized over a 40 year period. Circulation and other finite life intangibles are amortized over periods from 5 to 40 years.

During the nine months ended May 31, 2002 the Company divested CKVU resulting in decreases in broadcast licences and goodwill of $22.4 million and $44.8 million respectively. In addition, effective March 31, 2002 the Company acquired the remaining 50% interest in the National Post. The existing $16 million minority interest credit was adjusted against goodwill at March 31 resulting in a reduction of goodwill (See note 2).

6. BUSINESS COMBINATION PROVISIONS

At August 31, 2000 the Company had provisions of $113.1 million related to the acquisition and integration of WIC Western International Communications Ltd. ("WIC"). This balance was made up of approximately $75 million in regulatory required benefits, payable over a 6-year period, $12.5 million in severance costs, $10.0 million related to integration and rebranding of WIC and $15.6 million in other restructuring costs.

During 2001 the Company set up restructuring provisions of $49 million related to the acquisition and restructuring of its Publishing Properties. Restructuring activities include the centralization of certain call centers, integration of the Company's interactive and news and editorial operations, and centralization of business, finance and information technology functions. This balance was made up primarily of $23.8 million in involuntary severance costs, $25.2 million in other restructuring costs.

In the nine months ended May 31, 2002, the Company established a restructuring provision of $7.0 million related to its acquisition and restructuring of the National Post. This balance is primarily related to involuntary severance costs, and contract cancellation costs.

For the nine months ended May 31 2002, expenditures related to the provisions were $34.6 million (year ended August 31, 2001- $19.5 million).

7. EARNINGS PER SHARE

Earnings per share and cash flow per share have been calculated on the basis of the weighted average number of shares outstanding during the nine months of 176,921,717 (2001 – 169,663,108).

8. CONTINGENCY

On March 5, 2001, a statement of claim was filed against CanWest and certain of its subsidiaries by certain minority interests requesting, among other things, that their interest in CanWest Broadcasting Ltd. ('CBL'), a subsidiary of the Company be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $325,000,000. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operations. The Company intends to vigorously defend this lawsuit.

9. EVENTS SUBSEQUENT TO MAY 31, 2002

On July 10, 2002 the Company announced the sale of all of its community newspapers in Atlantic Canada and Saskatchewan for proceeds of $255 million. Completion of this transaction is conditional on Competition Bureau approval and is expected to close in mid August 2002.

10. SEGMENTED INFORMATION

The Company operates within the television broadcasting industry in Canada, Australia, New Zealand and Ireland; the radio broadcasting industry in New Zealand; the entertainment industry in Canada and the U.S., the publishing industry in Canada, and the out-of-home advertising industry in Australia and South East Asia. Industry and geographic segment information for the consolidated results in thousands of Canadian dollars follow:

	For the three months ended May 31		For the nine months ended May 31	
	2002	2001	2002	2001
REVENUE				
Television				
Canada	207,081	203,132	562,634	575,067
New Zealand – TV3/4	17,251	14,066	48,738	43,189
Ireland – TV3	7,039	5,675	21,973	26,312
	231,371	222,873	633,345	644,568
Television operations in development	1,703	-	2,361	-
Radio – New Zealand	14,568	13,318	44,909	43,261
Entertainment – Canada	31,036	46,530	129,662	105,779
Publications – Canada	337,778	305,920	978,118	645,355
Online operations – Canada	1,829	2,076	5,544	4,846
Inter-segment revenues	(1,271)	(5,250)	(5,215)	(7,416)
TOTAL REVENUE	617,014	585,467	1,788,724	1,436,393
OPERATING PROFIT				
Television				
Canada	76,430	82,795	185,146	217,393
New Zealand – TV3/4	(1,641)	(3,765)	(4,043)	(6,566)
Ireland – TV3	2,094	782	6,807	2,625
	76,883	79,812	187,910	213,452
Television operations in development	(1,043)	-	(2,372)	-
Radio – New Zealand	3,262	2,685	11,648	10,706
Entertainment – Canada	(1,501)	4,760	4,225	8,040
Publications – Canada	85,990	78,828	240,228	169,120
Online operations – Canada	(1,361)	(3,843)	(5,454)	(13,357)
Segment operating profit	162,230	162,242	436,185	387,961
Corporate expenses	7,401	3,982	18,391	12,662
Operating profit (EBITDA)	154,829	158,260	417,794	375,299

10. U.S. GAAP RECONCILIATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In certain circumstances GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the last annual financial statements with the exception of the following new differences.

Cumulative effect of the prospective adoption of new accounting pronouncements

Under U.S. GAAP, the transitional impairment of equity method goodwill related to Network TEN is recorded as a charge to net earnings in accordance with Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangibles,* where as under Canadian GAAP it is recorded as a charge to opening retained earnings. The principles and methods for computing impairment in accordance with FAS 142 are similar to those prescribed under Canadian GAAP as described in notes 1 and 3.

New accounting standards

a) Accounting for asset retirement obligations

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, *Accounting for Asset Retirement Obligations.* FAS 143 requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred of a reusable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized to expense over the useful life of the asset. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently considering the impact of FAS 143.

b) Accounting for the impairment or disposal of long-lived assets

In fiscal 2003, the Company will adopt new standards approved by the Financial Accounting Standards Board, Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The Standard requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. Long-lived assets classified as held for sale should be measured at the lower of their carrying amount or fair value less cost to sell. The standard also changes the criteria for classification of operating results as discontinued operations. FAS 144 is effective for financial statements prepared beginning on or after December 15, 2001. The Company is currently considering the impact of FAS 144.

c) Technical corrections

In April 2002, Statement of Financial Accounting Standard No. 145 was issued rescinding the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 is applicable for fiscal years beginning on or after May 15, 2002. The standard has been adopted by the Company with no impact.

Consolidated statements of earnings

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	For the nine months ended May 31	
	2002 $000	**2001 $000**
Net earnings in accordance with Canadian GAAP	117,162	83,681
Pre-operating costs — net of tax of ($1,754), 2001 — $664	(1,070)	1,462
Realization of cumulative translation losses net of tax of nil	1,000	7,200
Programming costs imposed by regulatory requirement, net of tax of ($1,746)	(2,316)	-
Reversal of amortization of goodwill related to future programming costs, imposed by regulatory requirement on business combination, net of tax of nil	-	704
Tax rate change not enacted	-	(67,000)
Equity accounted affiliates in trust, net of tax of nil	3,375	(1,298)
Amortization of WIC goodwill adjustment resulting from retroactive equity accounting of WIC upon regulatory approval, net of tax of nil	-	(1,182)
Net earnings in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policy	118,151	23,567
Cumulative effect of adoption of new goodwill and intangibles accounting policy, net of tax of ($2,500)	(45,269)	-
Net earnings in accordance with U.S. GAAP	72,882	23,567
Amortization of goodwill and indefinite life intangibles, net of tax of $9,801	-	46,983
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates, net of tax of nil	-	4,440
Net earnings in accordance with U.S. GAAP adjusted to exclude amortization expense recognized in prior periods	72,882	74,990

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANWEST GLOBAL COMMUNICATIONS CORP.

Date: August 7, 2002

By:



John E. Maguire
Vice President, Finance and Chief Financial Officer